FEDERAL DEPOSIT INSURANCE CORPORATION

                                WASHINGTON, D.C.

                                    FORM F-4

               QUARTERLY REPORT UNDER SECTION 13 OF THE SECURITIES

                              EXCHANGE ACT OF 1934

                        FOR QUARTER ENDED MARCH 31, 1997

                         FDIC CERTIFICATE NUMBER 27553-1

                               BANK OF MECKLENBURG

                          A NORTH CAROLINA CORPORATION

                  IRS EMPLOYER IDENTIFICATION NUMBER 56-1588228

                               2000 RANDOLPH ROAD

                               CHARLOTTE NC 28207

                             TELEPHONE 704-375-2265

Indicate by checkmark whether the Bank (1) has filed all reports required to be filed by Section 13 of the Securities Act of 1934 during the preceding twelve months (or for such shorter period that the Bank was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. YES X NO
          ---    ---

Indicate by checkmark if the Bank, as a "small business issuer" as defined under 17 CFR 240-12b-2, is providing alternative disclosure as permitted for small business issuers in this form F-4. YES X NO
                                       ---    ---

Indicate the number of shares outstanding of each of the Bank's classes of common stock as of the latest practicable date.

COMMON STOCK, $2.00 PAR VALUE
2,118,945 SHARES OUTSTANDING ON MARCH 31, 1997

BANK OF MECKLENBURG AND SUBSIDIARY




FORM F-4

INDEX

ITEM 1   CONSOLIDATED FINANCIAL STATEMENTS

         o  Consolidated Balance Sheets                                       3
         o  Consolidated Statements of Income                                 4
         o  Consolidated Statements of Changes in Shareholders' Equity        5
         o  Consolidated Statements of Cash Flows                             6
         o  Notes to Consolidated Financial Statements                     7-10



ITEM 2   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
             FINANCIAL CONDITION AND RESULTS OF OPERATIONS                11-17


           SIGNATURES                                                        18


BANK OF MECKLENBURG AND SUBSIDIARY

                                               Unaudited      Audited
Assets                                          March 31,   December 31,
                                                  1997         1996
                                               ---------    ------------
Cash  due from banks                           $   5,595    $   6,109
Federal Funds sold                                  --          1,000
Available-for-sale securities, cost-1997
$80,172, 1996 $140,565                            80,325      140,424
Held-to-maturity securities-market value-
1997-$1,000; 1996-$1,000                           1,000        1,000
Trading assets                                    54,447         --
Loans                                            124,268      113,856
  Less allowance for loan losses                  (1,249)      (1,175)
                                               ---------    ---------
    Net loans                                    123,019      112,681
                                               ---------    ---------
Premises and equipment                             6,415        6,245
Other assets                                       2,711        2,830
                                               ---------    ---------
Total assets                                     273,512      270,289
                                               =========    =========
Liabilities and Shareholders' Equity
Deposits:
  Demand:
    Noninterst bearing                            11,030       14,110
    Interest bearing                              66,015       56,537
Savings                                            1,403        1,303
Time, $100,00 or more                             45,573       43,286
Other time                                        72,139       62,752
                                               ---------    ---------
Total deposits                                   196,160      177,988
                                               ---------    ---------
FHLB advances                                     46,500       48,000
Other borrowed funds                               8,183       23,018

Other liabilities                                  3,097        2,443
                                               ---------    ---------
Total liabilities                                253,940      251,449
                                               ---------    ---------
Shareholders' equity
  Common stock, $2 par value; authorized
   10,000,000 shares; issued and outstanding
    2,118,945 in 1997, 2,118,445 in 1996           4,238        4,237
  Additional paid-in capital                      10,892       10,889
  Retained earnings                                4,341        3,807
  Unrealized gain(loss) on available-
   for-sale securities                               101          (93)
                                               ---------    ---------
Total shareholders' equity                        19,572       18,840
                                               ---------    ---------
Total liabilities and shareholders' equity     $ 273,512    $ 270,289
                                               =========    =========

See accompanying notes to financial statements

BANK OF MECKLENBURG AND SUBSIDIARY


CONSOLIDATED STATEMENTS OF INCOME                       (dollars in thousands)
For the periods ended                                 Unaudited     Unaudited
                                                      March 31,     March 31,
                                                         1997          1996
                                                      ---------     ----------
Interest income:
  Loans, including fees                              $     2,573     $   1,962
  Securities                                               1,789         1,687
  Federal funds sold and interest bearing balances            44            31
                                                      ----------    ----------
Total interest income                                      4,406         3,680
                                                      ----------    ----------
Interest expense:
  Time deposits, $100,000 and over                           610           463
  Other deposits                                           1,677         1,251
  FHLB advances and other borrowed funds                     706           721
                                                      ----------    ----------
Total interest expense                                     2,993         2,435
                                                      ----------    ----------
Net interest income                                        1,413         1,245
Provision for loan losses                                    (44)          (95)
                                                      ----------    ----------
Net interest income after provision
  for loan losses                                          1,369         1,150
                                                      ----------    ----------
Other income
  Service charges on deposit accounts                         32            35
  Other service charges and fees                               7            13
  Other noninterest income                                     3            -
  Securities gains                                            78           366
  Gain on trading securities                                 310            -
                                                      ----------    ----------
Total other income                                           430           414
                                                      ----------    ----------
Other expenses:
  Salaries and benefits                                      429           383
  Premises and equipment                                     118           104
  Other expenses                                             341           380
                                                      ----------    ----------
Total other expenses                                         888           867
                                                      ----------    ----------
Income before income taxes                                   911           697
Income tax expense                                           377           230
                                                      ----------    ----------
Net income                                           $       534    $      467
                                                     ===========    ==========

Average shares outstanding                             2,118,945     2,118,445

Net income per share                                       $0.25         $0.22

See accompanying notes to financial statements

BANK OF MECKLENBURG AND SUBSIDIARY

Consolidated statement of changes in stockholders equity:



For the three months ended March 31, 1997, 1996 (unaudited)
  (Dollars in thousands)                                                           Unrealized
                                                           Additional              gain(loss)     Total
                                   Number of     Common     paid in     Retained       AFS     Shareholders'
                                    Shares        Stock     Capital     Earnings   securities     Equity

Balance
  January 1, 1996                  2,118,445   $   4,237   $  10,889   $   2,142   $     195    $  17,463

Net income for period                   --          --          --           467        --            467

Change in unrealized gain (loss)
  on available-for-sale
    securities                          --          --          --          --          (426)        (426)

Proceeds from stock
  options exercised                     --          --          --          --          --           --



Balance                            _________   _________   _________   _________   _________    _________
  March 31, 1996                   2,118,445   $   4,237   $  10,889   $   2,609   $    (231)   $  17,504
                                   =========   =========   =========   =========   =========    =========


                                                                                    Unrealized
                                                          Additional                gain(loss)     Total
                                   Number of     Common     paid in     Retained       AFS     Shareholders'
                                     Shares      Stock      Capital     Earnings    securities    Equity

Balance
  January 1, 1997                  2,118,445   $   4,237   $  10,889   $   3,807   $     (93)   $  18,840

Net income for period                   --          --          --           534        --            534

Change in unrealized gain (loss)
  on available-for-sale
    securities                          --          --          --          --           194          194

Proceeds from stock
  options exercised                      500           1           3        --          --              4



Balance                            _________   _________   _________   _________   _________    _________
  March 31, 1997                   2,118,945   $   4,238   $  10,892   $   4,341   $     101    $  19,572
                                   =========   =========   =========   =========   =========    =========

See accompanying notes to financial statements


BANK OF MECKLENBURG AND SUBSIDIARY


CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)


                                                       Three months ended:
                                                      Unaudited    Unaudited
                                                      ---------    ---------
                                                      March 31,    March 31,
                                                        1997         1996
                                                      ---------    ---------
Cash flows from operating activities
Net income                                                $ 534        $ 467
Adjustments to reconcile net income to
 net cash provided by oerations:
 Provision for loan losses                                   44           95
 Premium amortization and discount accretion, net           162          104
 Gain on sale of securities, net                            (78)        (112)
 Gain on sale of trading assets                            (310)          --
 Depreciation and amortization                              106           62
 Increase in accrued interest receivable                    (75)        (220)
 (Increase) decrease in other assets                        108         (970)
 Increase in accrued interest payable                       251          170
 Increase (decrease) in other liabilities                    42          (47)
                                                      ---------    ---------
Net cash provided (used) by operating activities            784         (451)
                                                      ---------    ---------
Cash flows from investing activities:
 Purchases of available-for-sale securities             (16,896)     (75,412)
 Purchases of investment securities                          --       (1,548)
 Purchases of trading securities                       (282,562)          --
 Maturities and issuer calls of:
  Available-for-sale securities                           2,279        5,080
  Trading securities                                        570           --
 Sales of available-for-sale securities                  32,741       35,664
 Sales of trading securities                            270,454           --
 Purchases of FHLB Stock                                 (1,367)          --
 Sales of FHLB stock                                      1,262
 Increase in loans, net                                 (10,382)      (9,272)
 Purchase of branch and assumption of deposits,
  net of acquired cash equivalents                           --       26,325
 Capital expenditures premises and equipment, net          (238)          (4)
                                                      ---------    ---------
Net cash used in investing activities                    (4,139)     (19,167)
                                                      ---------    ---------
Cash flows from financing activities:
 Net increase in deposits                                18,172        6,842
 Proceeds from FHLB advances, net                        (1,500)          --
 Net increase in other borrowed funds                   (14,835)       8,326
 Proceeds from stock options exercised                        4           --
                                                      ---------    ---------
Net cash provided by financing activities                 1,841       15,168
                                                      ---------    ---------
Net (decrease) increase in cash and cash equivalents     (1,514)      (4,450)
Cash and cash equivalents at beginning of year            7,109       10,552
                                                      ---------    ---------
Cash and cash equivalents at end of year                 $5,595       $6,102
                                                      =========    =========
Supplemental disclosures of cash flow information
-----------------------------------------------
Cash paid during the period for:
 Interest                                               $ 2,709      $ 2,265
 Income tax                                                 118          216
Supplemental disclosures of non-cash transactions
-------------------------------------------------
Unrealized gain (loss) in value of available-for-sale
 securities net of tax effect on $100 and ($214),
 respectively                                               194         (426)
Available-for-sale securities transferred to
 Trading securities                                     $42,291       $   --


For the purpose of reporting cash flows, (1) cash and cash equivalents include cash, due from banks and federal funds sold and (2) have maturities of three months or less.
                                        6

BANK OF MECKLENBURG AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS

In the opinion of Management the accompanying unaudited financial statement of Bank of Mecklenburg reflect all adjustments which are necessary for a fair presentation of the results of the periods presented.

(1) ORGANIZATION AND OPERATIONS

Bank of Mecklenburg (the Bank) was incorporated on September 8, 1988. Before opening for operations on July 12, 1989, the Bank issued 2,063,510 shares of common stock at a subscription price of $7.04 (adjusted for 5 for 4 splits during 1993 and 1995). The Bank is engaged in general commercial operations in Mecklenburg County, North Carolina, and operates under the banking laws of North Carolina and the Rules and Regulations of the Federal Deposit Insurance Corporation.

The Bank opened its first branch office in September, 1991 at 6816 Morrison Boulevard, Charlotte and purchased its East Boulevard branch office and related deposits from Essex Savings Bank in March, 1996. The Bank conducts all of its business from these three offices.

During the second quarter of 1994, the Bank formed Mecklenburg Financial Services, a wholly owned subsidiary, to provide brokerage services through a third party. Bankers Financial Partners, Inc. and Legg Mason Financial Services offer securities and insurance products to Bank customers and the general public through this subsidiary.

The Consolidated Financial Statements include the accounts of the Bank and its wholly-owned subsidiary. All significant intercompany items were eliminated in consolidation.

(2) SECURITIES

SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" addresses the accounting and reporting for investments in equity securities that have a readily determinable fair value and all investments in debt securities. All investments are classified into one of three classes as follows: (1) debt securities that the Bank has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost; (2) securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in income; and (3) debt and equity securities not classified as either held to maturity or trading are classified as available-for-sale and reported at fair value, with unrealized gains and losses excluded from income and reported as a separate component of shareholders' equity. At March 31, 1997, the Bank had available-for-sale securities with an unrealized gain of $153,000. The Bank intends to hold these securities for an indefinite period of time but may sell them prior to maturity.

Gains and losses on securities are recognized at the time of sale based on the specific identification method. Premiums and discounts are amortized into interest income using the level yield method.

BANK OF MECKLENBURG AND SUBSIDIARY

(3) FINANCIAL INSTRUMENTS USED FOR INTEREST RATE RISK MANAGEMENT

The Bank uses interest rate swaps, floors and caps for interest rate risk management. These instruments are designated as hedges of specific assets and liabilities when purchased. The net interest payable or receivable on swaps, caps and floors is accrued and recognized as an adjustment to interest income or interest expense of the related asset or liability. Premiums paid for purchased caps and floors are amortized over the term of the floors or caps as a yield adjustment of the related asset or liability. Upon the early termination of swaps, caps and floors, the net proceeds received or paid, including premiums, are deferred, included in other assets or liabilities, and amortized over the shorter of the remaining contract life or the maturity of the related asset or liability.

Upon disposition or settlement of the asset or liability being hedged, deferral accounting is discontinued and any related premium or change in fair value of the hedged instrument is recognized in earnings. If the hedged instrument is retained subsequent to the disposition or settlement of the underlying asset or liability, it will be redesignated to specific assets for liabilities and any change in fair value of the instrument recognized in earnings in connection with the previous disposition of the underlying asset or liability will be recorded as a purchase premium and amortized into interest income over the contract term as a yield adjustment of the related asset or liability.

The net market value of purchased interest rate floors, caps and swaps used to manage interest rate risk associated with the Bank's available-for-sale investment portfolio is reflected in the market value adjustment of both the Bank's available-for-sale portfolio and in equity, in accordance with Financial Accounting Standards No. 115. At March 31, 1997, the market value of these instruments exceeded their book value by approximately $501,000, while the book value of securities held in the Bank's available-for-sale portfolio exceeded their market value by approximately $348,000. The net aggregate market appreciation, totaling approximately $153,000, is reflected by means of an increase in the Bank's available-for-sale investment portfolio at March 31, 1997. This market adjustment (net of tax effects) resulted in an increase in shareholders' equity of approximately $101,000 at the same time.

Instruments used to manage interest rate risk in balance sheet components (other than the available-for-sale portfolio are also reflected in Note 3, along with the asset or liability associated with the instruments. At March 31, 1997, the net market value of these instruments exceeded their book value by approximately $47,000. The net market appreciation of these instruments is not reflected in the financial statements of the Bank.

Interest rate swap transactions generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal or notional amounts. Entering into interest rate swap agreements involves both the risk of the counterparty's ability to meet the terms of the contract and interest rate risk. Interest rate caps and floors are option contracts for which an initial premium is paid and for which no ongoing interest rate risk exists. The primary risk with interest rate caps and floors is counterparty risk. The Bank controls the credit risk (counterparty risk) with credit approval requirements, requests for collateral, counterparty limits and monitoring procedures.

For interest rate swaps, caps and floors the notional principal amounts are often used to express the volume of transactions, however, the amounts potentially subject to credit risk are much smaller.

BANK OF MECKLENBURG AND SUBSIDIARY

Financial Instruments used for interest rate risk management, the designated asset or liability and terms:


                                                     (dollars in thousands)
                                           Carrying   Estimated   Contract or
                                             Amount  Fair value  notional amount

Available-for-sale securities

Interest rate swap agreement:
  (Receive 3 month LIBOR, pay fixed
    5.53%, February 1996-February 2001       $    -      $   439          10,000
                                             ------        -----          ------

Purchased interest rate caps:
  (Strike price 7%, 3 month LIBOR index,
    December 1995-December 2002)                 384         504          15,000

  (Strike price 4%, 3 month LIBOR index,
    October 1995-October 2000)                   271         432           5,000
  (Strike price 6%, 3 month LIBOR index,
    March 1996-March 2001)                       595         706          20,000

  (Strike price 7%, 3 month LIBOR index,
    March 1996-March 2001)                       288         367          20,000
                                            --------       -----          ------

Purchased interest rate floor:
  (Strike price 5%, 3 month LIBOR index,
    March 1996-March 2000)                      449           39          40,000
                                            -------        -----          ------
                                            $ 1,987      $ 2,487         110,000
                                            =======      =======         =======

Variable rate loans

Purchased interest rate floor:
  (Strike price 6.38%, 1 month LIBOR index
    January 1997-January 1998)             $    20       $   104          25,000
                                           -------       -------          ------
                                           $    20       $   104          25,000
                                           =======       =======          ======

Time deposits less than $100,000

Interest rate swap agreements:
  (Pay 3 month LIBOR, receive 5.97% fixed and
   Pay 3 month LIBOR, receive 6.00% fixed $     -        $   (19)          8,000
     March 1997-March 1998)                     -            (18)          8,000
                                          -------        -------          ------
                                          $     -        $   (37)         16,000
                                          =======        ========         ======

Financial instruments designated as trading portfolio assets

Interest rate swap agreements:
  (Receive 3 month LIBOR, pay fixed
    6.54%, March 1996-March 2003)         $  448         $   448          20,000

   (Receive 3 month LIBOR, pay fixed
    5.93%, January 1996-January 2006)        476             476           6,000
                                          ------         -------          ------

Purchased interest rate cap:
  (Strike price 7%, 3 month LIBOR index,
    April 1996-April 2003)                   907             907          25,000
                                         -------         -------          ------

Purchased interest rate floor:
   (Strike price 5%, 3 month LIBOR index,
     April 1996-April 2006)                 330              330          35,000
                                        -------          -------          ------
                                         $2,161          $ 2,161          86,000
                                        =======          =======          ======

BANK OF MECKLENBURG AND SUBSIDIARY

(4)  MERGER AGREEMENT

On March 27, 1997, Triangle Bancorp, Raleigh, North Carolina, executied a letter of intent to acquire the capital stock of the Bank. Under the terms of the agreement, Bank of Mecklenburg will operate as a subsidiary of Triangle Bancorp. The proposed transaction will be a tax-free stock for stock exchange of one share of Triangle Bancorp common stock for one share of Bank of Mecklenburg common stock. A definitive agreement was executed on May 5, 1996. Subject to shareholder approval, it is anticipated that the transaction will take place during the fourth quarter of 1997.

BANK OF MECKLENBURG AND SUBSIDIARY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial statements and notes included in this report.

GENERAL

The Bank had net income of $534,000 or $.25 per share for the first quarter of 1997, compared to $467,000 or $.22 per share for the same period in 1996. This earnings improvement resulted primarily from an increase in net interest income of $168,000 and an increase of $16,000 in non-interest income. The increase in net interest income was primarily attributable to increased average earning assets.

This earnings improvement was partially offset by increased non-interest expenses of $21,000 although the most significant increase in expenses was the increase of $147,000 in income tax expense. This increase is mainly attributable to changes in the mix of earning assets (primarily the change from more favorably tax advantaged investments, including municipal securities, to other types of securities).

NET INTEREST INCOME

Net interest income is the amount of interest earned on earning assets (loans, investments and other invested funds-federal funds sold and interest bearing balances), less the interest expense of interest bearing liabilities (interest bearing deposit accounts, FHLB advances and other borrowed funds), and is the principal source of the Bank's earnings. Changes that affect net interest income are changes in the average rate earned on interest earning assets, changes in the average rate paid on interest bearing liabilities, and changes in the volume and mix of interest earning assets and interest bearing liabilities.

Net interest income for the first quarter of 1997 totaled $1,413,000, compared to $1,245,000 for the first quarter of 1996.

Average interest bearing liabilities for the first quarter of 1997 totaled $225,039,000, while average interest earning assets totaled $240,687,000 (compared to $183,599,000 and $199,208,000, respectively for the same period in 1996).

Average interest rate spread for the first quarter of 1997 was 2.03%, compared to 2.01% for the first quarter of 1996.

The Bank will continue its efforts to maximize net interest income by management of both interest earning asset and interest bearing liability rates, to include as previously discussed, the use of derivative financial products. It is management's ongoing objective to maximize net interest income while maintaining asset quality. The change in interest rate spreads from 1996 is primarily due to changes in the mix of earning assts.

BANK OF MECKLENBURG AND SUBSIDIARY
PROVISION FOR LOAN LOSSES

Earnings are also affected by the amount provided to the allowance for loan losses. A $44,000 provision for loan losses was recognized during the first quarter of 1997, compared to $95,000 during the first quarter of 1996.

At March 31, 1997 the allowance for loan losses stood at 1.01% of total loans, compared to 1.17% at March 31, 1996. This change in the allowance as a percentage of total loans is attributable to changes in the mix of loans. At March 31, 1997 total loans included $16,965,000 of SBA loans which were 100% guaranteed and $1,429,000 of SBA loans with partial guarantees (these guarantees average 80%). Also included in total loans at March 31, 1997 were $7,718,000 of purchased variable rate mortgage loans. In comparison, at March 31, 1996 the Bank had $4,738,000 of SBA loans with 100% guarantees and $2,379,000 with partial guarantees. Total loans, less the guaranteed SBA loans were $105,874,000 at March 31, 1997 and the allowance for loan losses totaled 1.18% of that amount. In comparison, total loans, less guaranteed SBA loans, equaled $85,293,000 and the allowance for loan losses totaled 1.25% of that amount at March 31, 1996.

The provision for loan losses represents the charge to earnings needed to maintain the allowance for loan losses at a level deemed adequate. The provision for loan losses is determined by factors such as growth in the loan portfolio, management's evaluation of current economic conditions and their effect on the loan portfolio, and a continuing evaluation of the loan portfolio itself.

On an ongoing basis, management evaluates the relative quality of each loan and assigns a loan grade. This loan grading system assists management in determining the overall risk in the loan portfolio and factors into the estimation of the appropriate level of the allowance for loan losses.

Management's analysis of the adequacy of the Bank's allowance for loan losses (as well as the Bank's loan portfolio) are regularly reviewed by the Bank's Loan Committee and Board of Directors. The Bank also uses the services of an independent, outside reviewer to review the loan portfolio on a regular basis.

Management feels that its portfolio is of sound quality and that the allowance for loan losses is sufficient to absorb any inherent losses that relate to loans outstanding at March 31, 1997. Management will continue to monitor economic conditions and will continue to maintain conservative underwriting standards and a diversified portfolio. Management realizes that economic conditions affect loan losses and no assurances can be made that further evaluation of the loan portfolio based on conditions then prevailing may not require additions to the allowance. In the event that conditions change, management will assess the impact on the allowance and provision for loan losses and will make appropriate adjustments if necessary.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

ASSET QUALITY

The Bank had no charge offs and recovered $30,000 during the first three months of 1997. During the first quarter of 1996 there were no charge offs or recoveries. At March 31, 1997 and 1996 the Bank had no nonperforming assets.

BANK OF MECKLENBURG AND SUBSIDIARY

OTHER OPERATING INCOME

Non-interest income from service charges, fees and other miscellaneous income totaled $42,000 for the first quarter of 1997 compared to $48,000 for the first quarter of 1996.

The Bank also realized net losses on the sale of AFS securities of $47,000 and net gains of $125,000 from the sale or mark-to-market of derivatives hedging AFS securities during the first three months of 1997. The Bank also recognized gains of $588,000 from sales of trading securities; gains of $51,000 from the sale of derivatives carried as trading assets; losses of $356,000 from the mark-to-market of securities carried as trading assets and gains of $27,000 from the mark-to-market of related derivatives. In comparison, the Bank recognized net gains of $112,000 on the sale of AFS securities and net gains of $254,000 from the sale or mark-to-market of hedges upon the disposition of the related asset or liability during the first three months of 1996. The Bank segregated a group of assets into a trading portfolio as of January 1, 1997. Assets within the trading account are accounted for at market value and changes in market value are included in the Bank's income statements. The Bank had no assets designated as trading assets in 1996.

OTHER OPERATING EXPENSE

Non-interest expenses for the quarter ended March 31, 1997 totaled $888,000 compared to $867,000 for the quarter ended March 31, 1996. The increase in non-interest expense is primarily attributable to increases in personnel expense and premises and equipment expense (the result of the acquisition of the Bank's third office on March 15, 1996). Reductions in other miscellaneous non-interest expenses helped to offset the additional expenses in these categories. The Bank also experienced an increase of $147,000 for the first quarter of 1997 compared to the first quarter of 1996 in its income tax expense. This increase is primarily due to changes in the mix of earning assets. Beginning in the second quarter of 1996 the Bank's investment portfolio mix was changed to include fewer tax advantaged securities (mainly municipal bonds). These investments typically had lower rates but, at the same time, required a lower tax provision.

LOANS

Average loans for the first quarter of 1997 totaled $117,161,000, while average loans for the first quarter of 1996 were $83,036,000. The loan portfolio is weighted toward real estate loans and various commercial loans.

INVESTMENTS

Investments at March 31, 1997 totaled $135,772,000 while interest bearing deposits totaled $49,000 compared to $136,444,000 and $1,481,000, respectively at March 31, 1996. The Bank had no federal funds sold at March 31, 1997, March 31,1996 or December 31, 1996.

Average investments for the first quarter of 1997 totaled $141,685,000, compared to average investments of $109,715,000 for the same period in 1996. Average AFS investments for the first quarter of 1997 were $76,601,000, average HTM investments were $1,000,000 and securities held for trading purposes averaged $42,102,000. As previously mentioned, the Bank segregated a group of assets into a trading portfolio as of January 1, 1997. Assets within the trading account and their corresponding hedges are accounted for at market value and changes in market value are included in the Bank's income statement.

BANK OF MECKLENBURG AND SUBSIDIARY

  At March 31, 1997, excluding the effect of off balance sheet derivatives (hedges), the market value of AFS securities was $348,000 below amortized cost. As a result, a $230,000 after tax unrealized loss was recorded as a decrease to stockholders' equity. At the same time, derivatives hedging AFS securities had a market value of $501,000 above amortized cost. As a result, a $331,000 after tax unrealized gain was recorded as an increase to shareholders equity.

Included in investments at March 31, 1997 was $4,039,000 FHLB capital stock. Membership in the FHLB provides an additional liquidity source to the Bank. The Bank also had $64,000 in equity stock of The Bankers Bank, Atlanta, Georgia. At March 31, 1997. Both of these equity stocks pay cash dividends quarterly.

DEPOSITS

At March 31, 1997 total deposits equaled $196,160,000 compared to $165,147,000 at March 31, 1996.

Average deposits for the first quarter of 1997 totaled $183,449,000, compared to $138,700,000 for the first quarter of 1996 and were comprised of the following:


                                                   (dollars in thousands)
                                                  1997                1996
                                                  ----                ----

Non interest bearing deposits                   $ 11,497           $ 7,947

Time deposits of $100,000 or more                 43,783            32,140

Time deposits less than $100,000                  65,811            52,750

Savings deposits                                   1,366             1,532

Money market (MMDA) deposits                       4,983             5,089

                                                  56,009            39,242
                                                  ------            ------
Total deposits                                  $183,449          $138,700
                                                --------          --------



OTHER BORROWED FUNDS

Other borrowed funds are comprised primarily of securities sold under agreement to repurchase and Federal Home Loan Bank advances and are used as a supplement or as an alternative to other funding sources. Average other borrowed funds for the first quarter of 1997 totaled $53,086,000 compared to $50,292,000 for the first quarter of 1996.

At March 31, 1997, the Bank had $46,500,000 in FHLB advances. These advances are secured by FHLB stock and investment securities as required by the Federal Home Loan Bank. Two advances (totaling $40,000,000) are variable and mature during the first quarter of 1998. The $6,500,000 advance is also variable and repayable daily. This advance was used as an alternative to federal funds purchased and repaid on April 24, 1997.

LIQUIDITY AND INTEREST RATE SENSITIVITY

The primary objective of the Bank's asset/liability management process is to maintain adequate liquidity while minimizing interest rate risk. Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities.

BANK OF MECKLENBURG AND SUBSIDIARY

Bank of Mecklenburg manages both assets and liabilities to achieve appropriate levels of liquidity. Cash and short term investments are the Bank's primary sources of asset liquidity. These funds provide a cushion against short-term fluctuations in cash flows from both deposits and loans. Commercial and individual deposits are the Bank's primary sources of funds for credit purposes.

The Bank maintains federal funds purchase lines from other depository institutions for additional liquidity sources, in addition to its Federal Home Loan Bank membership and borrowing ability with that institution.

Management believes that the Bank's liquidity sources are adequate to meet its liquidity needs.

Related to liquidity is interest rate sensitivity in that each is affected by maturities of earning assets and funding sources. Interest rate sensitivity is a function of the repricing characteristics of the Bank's portfolio of assets and liabilities-the period of time in which, either at replacement upon maturity or during the life of the instrument, interest bearing assets and liabilities are subject to changes in interest rates.

The Bank's results of operations are affected by changes in the interest rate environment. Since interest earning assets and interest bearing liabilities have various repricings and maturities, changes in interest rates or yield curves may result in an increase or decrease in net income.

The Bank strives to manage its asset/liability position to maximize net interest income while managing interest rate risk and maintaining a stable deposit base. Management's principal goal in the management of interest rate sensitivity and interest rate risk is to limit the impact of changes in interest rates upon the Bank's earnings.

Major portions of the Bank's loan portfolio and securities portfolios are immediately rate sensitive. Variable rate loans totaled approximately $67,471,000 or 54.29% of total loans at March 31, 1997 compared to $56,404,000 or .62.65% at March 31, 1996. Variable rate securities with repricing of three months or less totaled $11,341,000 at March 31, 1997; securities with a repricing of annually or more frequently (but less frequently than quarterly) totaled $47,864,000 In comparison, variable rate securities totaled $14,109,000 and $46,304,000 at March 31, 1996.

The Bank's funding sources included liabilities with a repricing frequency or remaining maturity of three months or less of approximately $113,231,000 at March 31, 1997 and $104,474,000 at March 31, 1996.

The Bank has determined that the use of off-balance sheet derivative instruments provides a cost effective way to manage interest rate sensitivity by modifying the repricing or maturity characteristics of on-balance sheet assets or liabilities. Interest rate risk is one of the most significant risks to which financial institutions are exposed. To identify, quantify and manage this risk, the Bank employs automated simulation (computer) modeling to measure and manage the effect of fluctuations in interest rates on the value of assets and liabilities. In addition to the traditional techniques to measure interest rate risk of modifying the duration and mix of assets and liabilities, the Bank utilizes interest rate risk protection products to reduce risk. Such products include interest rate caps, floors and swaps.

BANK OF MECKLENBURG AND SUBSIDIARY

 These financial instruments allow the Bank to acquire longer duration assets and liabilities bearing otherwise favorable characteristics and adjust their duration so as to limit the interest rate risk associated with them. Generally, these instruments consist of a contract between the Bank and a counterparty to exchange payments of fixed or floating amounts based on the market level of interest rates. The Bank has established specific parameters for levels of interest rate risk that management considers acceptable as well as specific policies for the use, management and monitoring of interest rate products. Included in these policies are limits directed toward minimizing the Bank's exposure to fluctuations in interest rates, criteria for the qualifications for interest rate contract counterparties, limitations on exposures to counterparties and specific policies for the performance measurement and oversight of all interest rate instruments.

The Bank's rate risk parameters include limits for both changes in net interest income and market price under various interest rate shock simulations. While interest rate shocks of up to four hundred basis points are regularly performed, efforts are focused on managing potential adverse effects of interest rate movements up and down of one hundred basis points. The Bank's policy specifies acceptable levels of risk to be limited to a reduction in net interest income of five percent and a reduction in net asset value of the Bank's available-for-sale portfolio of one percent. Counterparty risk limitations restrict the Bank from entering into any interest rate protection instrument with a counterparty whose credit rating is less than "A", as rated by "Dun and Bradstreet" or "Moodys". Individual counterparty exposure is then limited to a maximum of 40% of the Bank's tangible equity. It is the Bank's policy to request collateral as deemed necessary to limit counterparty risk.

At March 31, 1997, the Banks off-balance sheet interest rate products included $25 million notional amount in interest rate floors utilized to protect its variable rate loan portfolio and $16 million in interest rate swaps on a group of the Bank's certificates of deposit (time deposits). The Bank also had $40 million in interest rate floors, $60 million in interest rate caps and $10 million in interest rate swaps hedging its AFS portfolio. Included in trading assets at March 31, 1997 were $26 million in interest rate swaps, $25 million in interest rate caps and $35 million in interest rate floors.

All the interest rate protection products utilized by the Bank require the exchange or payment of fixed and/or floating rate interest payments based on notional amounts. It should be noted that these notional amounts are not at risk, but are used as a basis on which to calculate the interest rate payments due between the Bank and its counterparties to these contracts. The interest rate caps and floors utilized are option contracts on which a premium is paid at the inception of the contract. These premiums are amortized over the life of the contract. Any cash flows received from these contracts are recognized in the accounting period in which they are received as adjustments to the yield of the asset or liability. As interest rate option contracts bear no performance risk, the maximum direct cost to the Bank is limited to the option premium. All cash flows from the interest rate swaps are accounted for in a like manner, as adjustments to asset yields or liability costs.

The Bank expects to continue the prudent use of interest rate protection products to actively manage its balance sheet and interest rate risk.

BANK OF MECKLENBURG AND SUBSIDIARY

CAPITAL RESOURCES

Capital to support the Bank's asset base came exclusively from the sale of newly issued shares of common stock in 1988 and interest earned on investments from incorporation in 1988 until the Bank opened for commercial operations on July 12, 1989. Growth in the Bank's capital base since opening has come from the retention of earnings and the exercise of the outstanding options relative to the Bank's non-qualified stock option plan during 1994 and exercises of options under the Bank's qualified stock option plan beginning in 1995.

The Board of Directors declared a stock split in 1993 and again in 1995. A five for four split was declared to shareholders of record on May 11, 1993 and distributed on June 4, 1993. A second five for four split was declared to shareholders of record on April 18, 1995 and distributed on May 16, 1995.

The Bank had 2,118,945 shares issued and outstanding as of March 31, 1997.

During 1994, the Bank declared its first cash dividend. Dividends have been paid on a quarterly basis since that time.

In the banking industry, one measure of capital adequacy is total capital divided by total assets. The Bank's equity to assets ratio at March 31, 1997 stood at 7.12% (excluding the effect of unrealized gains and losses on available-for-sale securities).

Other important measures of capital adequacy are the capital adequacy guidelines for regulatory purposes. The capital of the Bank continues to exceed all current regulatory guidelines. The Bank's regulatory capital ratios at quarter end were:

o  Total Capital to risk weighted assets                              16.85%
Minimum required for Regulatory capital purposes-8.00%
Minimum required by Regulators to be well capitalized-10.00%

o  Tier one capital to risk weighted assets                           15.79%
Minimum required for Regulatory capital purposes-4.00%
Minimum required by Regulators to be well capitalized-6.00%

o  Tier one capital to average assets                                  7.21%
Minimum required for Regulatory capital purposes-4.00%
Minimum required by Regulators to be well capitalized-5.00%

Management is not aware of any recommendations by regulatory authorities which, if they were to be implemented, would have a material impact on the Bank.

EFFECTS OF INFLATION

The major portion of the Bank's assets and liabilities are monetary in nature. As a result of this distinctly different asset and liability structure, the Bank's performance may be more significantly influenced by changes in interest rates than by inflation. Although inflation has a lesser impact on a bank's performance, operating expenses may be affected in that personnel costs, supply costs and the expenses of outside service providers increase during periods of inflation. Also, inflation will affect the level of interest rates prevailing at any one time.

BANK OF MECKLENBURG AND SUBSIDIARY

SIGNATURES

Under the requirements of the Securities and Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized:

BANK OF MECKLENBURG



By:_____________________________________ Date:________________
      John H. Ketner, Jr.
      President & CEO



 By:_____________________________________ Date:________________
      Jean R. Galloway
      Vice President & CFO